Exhibit 99.1

EROS INTERNATIONAL TO REPORT FOURTH QUARTER AND FISCAL YEAR
ENDED 2015 RESULTS ON JUNE 10, 2015

Announces Q4 and FY 2015 Indian Subsidiary Results

London, UK and Mumbai – May 29, 2015 – Eros International Plc (NYSE: “EROS”) (“Eros”), a leading global company in the Indian film entertainment industry, announced today that it will issue a press release to report its results for the fiscal fourth quarter and full year ended 2015 before the market opens on Wednesday, June 10, 2015. The Company will host a conference call that day at 8:30 AM ET.

To access the call please dial (646) 254-3369 from the United States, or 44 (0) 20 3364 5728 from outside the U.S. The conference call I.D. number is 3890801. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through June 23, 2015 by dialing (347) 366 9565 from the U.S., or 44 (0) 20 3427 0598 from outside the U.S. The conference call I.D. number is 3890801. The call will be available as a live webcast which can be accessed at Eros’ Investor Relations website.

Additionally, Eros announced today that it has released consolidated financial results by its majority-owned subsidiary, Eros International Media Limited for the fiscal fourth quarter and full year 2015. Please refer to the Bombay Stock Exchange website http://www.bseindia.com to view the results.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 2,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. For further information please visit: www.erosplc.com

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CONTACT:

Vanisha Dhimer

Eros International Plc

Investor Relations Manager

vanisha.dhimer@erosintl.com

+44 207 258 9894

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com